 Exhibit 99.1

For Immediate Release

TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES THIRD QUARTER 2015 FINANCIAL RESULTS

CALGARY, ALBERTA (November 5, 2015) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the three and nine months ended September 30, 2015. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three and nine months ended September 30, 2015 and 2014. Bellatrix's unaudited condensed consolidated financial statements and notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com.

THIRD QUARTER 2015 HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	82,066	137,411	261,193	453,307
Funds flow from operations (2)	26,598	60,341	79,833	208,996
Per basic share (3)	$0.14	$0.32	$0.42	$1.16
Per diluted share (3)	$0.14	$0.31	$0.42	$1.14
Cash flow from operating activities	22,015	60,006	61,042	204,369
Per basic share (3)	$0.11	$0.31	$0.32	$1.13
Per diluted share (3)	$0.11	$0.31	$0.32	$1.12
Adjusted net profit (loss) (2)	(12,569)	29,622	(44,657)	99,551
Per basic share (3)	($0.07)	$0.15	($0.23)	$0.55
Per diluted share (3)	($0.07)	$0.15	($0.23)	$0.54
Net profit (loss)	(50,460)	44,874	(87,577)	108,293
Per basic share (3)	($0.26)	$0.23	($0.46)	$0.60
Per diluted share (3)	($0.26)	$0.23	($0.46)	$0.59
Capital – exploration and development	19,578	138,545	138,376	422,594
Capital – corporate assets	177	1,656	3,288	7,817
Property acquisitions	-	27,589	749	27,571
Capital expenditures – cash	19,755	167,790	142,413	457,982
Property dispositions – cash	(8,496)	-	(10,307)	(8,374)
Total net capital expenditures – cash	11,259	167,790	132,106	449,608
Other non-cash items	2,465	3,642	6,019	12,233
Total capital expenditures – net (2)	13,724	171,432	138,125	461,841
Bank debt	341,030	402,655	341,030	402,655
Senior notes	320,709	-	320,709	-
Adjusted working capital deficiency (2)	61,715	67,462	61,715	67,462
Total net debt (2)	723,454	470,117	723,454	470,117
Total assets	2,160,522	1,996,558	2,160,522	1,996,558
Total shareholders’ equity	1,165,587	1,190,258	1,165,587	1,190,258

SELECTED OPERATING RESULTS		Three months ended September 30,		Nine months ended September 30,
		2015	2014	2015	2014
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	11,993	11,361	12,036	12,222
Natural gas	(mcf/d)	169,704	157,244	177,917	145,190
Total oil equivalent	(boe/d) (4)	40,277	37,838	41,689	36,420
Average realized prices
Crude oil and condensate	($/bbl)	51.59	90.39	55.94	97.70
Crude oil and condensate (including risk management (1))	($/bbl)	54.00	81.36	57.14	86.76
NGLs (excluding condensate)	($/bbl)	11.03	43.20	14.59	47.43
Crude oil, condensate and NGLs	($/bbl)	25.57	65.78	31.92	73.77
Natural gas	($/mcf)	3.24	4.44	3.04	5.08
Natural gas (including risk management (1))	($/mcf)	3.04	4.30	3.00	4.51
Total oil equivalent	($/boe) (4)	21.27	38.67	22.21	45.01
Total oil equivalent (including risk management (1))	($/boe) (4)	21.12	36.77	22.37	40.83

Net wells drilled		5.4	17.5	11.4	52.0

Selected Key Operating Statistics
Operating netback (2)	($/boe) (4)	11.72	22.37	10.84	28.18
Operating netback (2) (including risk management (1))	($/boe) (4)	11.58	20.47	11.01	23.99
Transportation	($/boe) (4)	1.34	1.25	1.27	1.22
Production expenses	($/boe) (4)	7.38	8.85	8.18	8.27
General & administrative	($/boe) (4)	1.34	1.75	1.67	1.63
Royalties as a % of sales (after transportation)		9%	19%	13%	18%

COMMON SHARES
Common shares outstanding		191,963,910	191,488,243	191,963,910	191,488,243
Share options outstanding		13,193,499	11,217,837	13,193,499	11,217,837
Fully diluted common shares outstanding		205,157,409	202,706,080	205,157,409	202,706,080
Weighted average shares (3)		191,963,910	191,351,567	191,959,099	180,347,407
SHARE TRADING STATISTICS
TSX and Other (5)
(CDN$, except volumes) based on intra-day trading
High		3.30	9.68	4.46	11.65
Low		1.80	6.81	1.80	6.81
Close		2.04	6.88	2.04	6.88
Average daily volume		1,667,953	2,439,662	2,143,204	2,521,746
NYSE
(US$, except volumes) based on intra-day trading
High		2.57	9.14	3.81	10.70
Low		1.38	6.11	1.38	6.11
Close		1.52	6.15	1.52	6.15
Average daily volume		783,798	446,638	800,899	327,729

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(2) The terms “funds flow from operations”, “funds flow from operations per share”, “adjusted net profit (loss)”, “total net debt”, “operating netbacks”, “total capital expenditures – net”, “adjusted working capital deficiency (excess)”, and “total revenue" do not have a standard meaning under generally accepted accounting principles (“GAAP”). Refer to “Non-GAAP and other measures” disclosed at the end of this Press Release.

(3) Basic weighted average shares for the three and nine months ended September 30, 2015 were 191,963,910 (2014: 191,351,567), and 191,959,099 (2014: 180,347,407), respectively.

In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and nine months ended September 30, 2015, a total of nil (2014: 1,685,048), and nil (2014: 2,331,052) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 191,963,910 (2014: 193,036,615), and 191,959,099 (2014: 182,678,459), respectively.

(4) A boe conversion ratio of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

(5) TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

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PRESIDENT’S MESSAGE

Bellatrix’s third quarter results showcase the profitability of Bellatrix’s Spirit River play and the strategic benefits of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant in the Alder Flats area of Alberta (“Alder Flats Plant”) and Bellatrix’s associated firm service transportation arrangements. Bellatrix’s quarterly results also demonstrate continued benefits from capital cost reductions and efficiency gains. Despite the challenges associated with the current commodity price environment, Bellatrix maintains a strong liquidity position, with $259 million of undrawn capacity on the Company’s $600 million bank credit facility at September 30, 2015, and our third quarter capital plan generated free cash flow, which together with proceeds from a working interest disposition in a pipeline allowed us to reduce outstanding bank debt by approximately $15 million in the quarter.

Total corporate production volumes were maintained through the third quarter despite only spending 74% of funds flow from operations, a testament to the highly competitive capital efficiencies in our Spirit River play and use of promoted joint venture (“JV”) capital. Despite drilling only 11.4 net wells through the nine months ended September 30, 2015 compared to 52.0 net wells during the comparative period in 2014, Bellatrix has not only offset production declines, but has grown average production volumes by 14% over the comparative nine month period. The Company has made several key advancements in 2015 including material improvements in our operating, general and administrative, and royalty cost profiles, in addition to proactive management of firm service processing and transportation agreements which have significantly mitigated adverse impacts from third party plant and pipeline restrictions.

Bellatrix maintains a core position in the Spirit River play which continues to deliver industry leading returns on investment, making it one of the most profitable plays in the Western Canadian Sedimentary Basin due to its low supply cost. Bellatrix’s operational results year to date in the Spirit River continue to validate an IP365 capital efficiency estimate of $8,000/boe/d. With an identified inventory of 388 net well locations in the Spirit River formation, Bellatrix maintains more than a decade of drilling opportunity in this low supply cost resource play, providing a foundation for future growth and profitable returns for shareholders.

STRONG THIRD QUARTER PERFORMANCE

Third quarter results were strong across all key operational and financial metrics. Third quarter average production volumes and operating cash flow were particularly strong, owing to a combination of higher production volumes, lower operating costs, lower royalty rates, and lower G&A costs.

Bellatrix realized its first full quarter of contribution from the Alder Flats Plant which averaged 100% capacity utilization during the third quarter. The Alder Flats Plant has provided a structural improvement in corporate operating costs for the Company and improves our competitiveness and long term profitability.

In addition to lower operating costs, Bellatrix’s $300 million investment in strategic infrastructure over the past two and a half years, including the Alder Flats Plant, has provided a shift downward in average corporate royalty rates as a result of increased gas cost allowance (“GCA”) credits associated with the facilities and infrastructure. Corporate royalty rates have also declined as a result of the lower commodity prices.

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The Company’s 2015 corporate operating and financial guidance expectations remain firmly intact, and year to date performance has met or exceeded full year average guidance expectations. Actual year to date production volumes remain in-line with the high end of the previously announced guidance range, positioning the Company to grow 2015 full year average daily production volumes by approximately 9% relative to 2014, notwithstanding a more than 69% decrease in the Company’s overall capital budget year over year.

Bellatrix maintains an acute focus on operational efficiency improvements and cost compression across all areas of our business and results to date have demonstrated our commitment to improving overall corporate sustainability and profitability.

2015 Guidance

	Nine Months Ended Sept 30, 2015	Full Year Average 2015 Guidance	Actual Versus Guidance
Average daily production (boe/d)
Low range	41,689	40,500	+3%
High range	41,689	41,500	-
Average product mix
Crude oil, condensate and NGLs (%)	30	30	-
Natural gas (%)	70	70	-
Capital spending ($ millions) (1)	142	160	-
Expenses ($/boe)
Production	8.18	8.25	-1%
General and administrative (“G&A”) (2)	1.67	1.65	-

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) G&A expenses are after capitalized G&A and recoveries.

PROACTIVELY MANAGED FIRM SERVICE ARRANGEMENTS MITIGATING TAKEAWAY CONSTRAINTS

The industry continued to experience system wide curtailment of interruptible and firm service transportation through the third quarter of 2015 on the Canadian mainline gas transmission system due to ongoing maintenance and pipeline integrity management work, including curtailments at certain facilities utilized by Bellatrix. In the third quarter, Bellatrix’s volumes were curtailed on average by approximately 1,000 boe/d due to a major turnaround at a non-operated facility and continued reductions and allocated constraints along the Canadian mainline gas transmission system.

Despite these facility and system constraints, Bellatrix has been able to maintain production levels through proactive management of Bellatrix’s firm capacity on the Canadian mainline gas transmission system. Additionally, the utilization of Bellatrix’s infrastructure provides significant flexibility to redirect volumes to unaffected plants and delivery points along the mainline system mitigating the impact of system constraints. Bellatrix maintains an enviable position in west central Alberta currently holding excess firm capacity on the Canadian mainline gas transmission system relative to current Company volumes. Bellatrix is positioned to grow volumes over the near to medium term within an industry that remains otherwise constrained due to limited access to incremental growth outlets for natural gas volumes along the principal areas of development in the Western Canadian Sedimentary Basin. Bellatrix has the ability to quickly respond to a commodity price recovery and to grow volumes under existing and future committed firm service arrangements, proving a clear and differentiated strategic advantage relative to many of our industry peers. The minor impact to Bellatrix third quarter corporate volumes relative to numerous industry peers provides a distinct indication of our strategic advantage going forward.

Recently updated Canadian mainline gas transmission system maintenance schedules indicate that it is unlikely that any significant interruptible transportation capacity will be available in the fourth quarter 2015, and firm service will continue to have varied restrictions which Bellatrix will continue to proactively manage.

4

CAPITAL COST REDUCTIONS AND CONTINUED EFFICIENCY GAINS

Our third quarter results also reflect a continued focus on cost reduction and optimization efforts. Cost initiatives across drilling, completion, equipping and tie-in activities such as redesigned drilling parameters that have reduced average days on location, using monobore well configurations where practical, reduced temporary production tie-ins, minimized lease sizes, plus the impact from increased competitive pricing of services have resulted in reduced well costs year to date. Average drill, complete, equip and tie-in costs for the Spirit River program in the third quarter of 2015 have averaged approximately $4.0 million, providing further enhanced profitability of the Company’s development program.

Operating costs in the third quarter of $7.38/boe represents a sequential quarter over quarter improvement of approximately 14%. The inaugural first full quarter impact of the Alder Flats Plant was a principal contributor of the cost reductions, in addition to further cost containment initiatives realized across a number of categories at the field level. Average operating costs year to date of $8.18/boe compare favourably to our full year guidance of $8.25/boe. Looking ahead, the Company forecasts operating costs to average approximately $7.50/boe through 2016, assuming capital and production activity levels remain consistent with those achieved in 2015.

Net general and administrative (“G&A”) costs (after capitalized costs and recoveries) were down 26% to $1.34/boe in the third quarter compared with $1.81/boe in the second quarter of 2015, as the benefits of previously announced cost reduction initiatives were realized in the third quarter. The cost reduction initiatives are apparent from a comparison of gross G&A costs forecast in 2015 to be approximately $11 million lower than 2014. Net G&A costs are expected to decline year over year as overall gross G&A cost reductions have more than offset reduced G&A recoveries from partners due to lower activity levels.

Royalty rates have declined materially due to a combination of lower commodity prices and increased GCA credits associated with infrastructure and facilities investments by Bellatrix.

The cash cost benefit in the third quarter from the combination of lower operating costs, lower G&A, and reduced royalty rates toward the corporate netback was $2.38/boe, representing a 19% improvement compared with the second quarter of 2015.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Production in the third quarter 2015 averaged 40,277 boe/d (70% natural gas weighted). Third quarter 2015 production increased 6% from an average of 37,838 boe/d realized in the third quarter of 2014.
•	Net capital spending on exploration and development activities of $11.3 million included $17.5 million on drilling, completion and equipping activity, $2.1 million in facilities and equipment spending, offset by a disposition of a working interest in a pipeline for $8.5 million.
•	Bellatrix underspent cash flow during the third quarter, using free cash flow and proceeds of approximately $8.5 million from a working interest disposition in a pipeline to pay down bank debt by approximately $15 million in the quarter. Total net debt of $723 million at September 30, 2015 increased quarter over quarter despite the reduction in bank debt and working capital as a result of an unrealized foreign exchange loss of approximately $22.4 million recognized in the third quarter when USD denominated Senior Notes (as defined below) was marked to market at September 30, 2015.
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•	Operating costs averaged $7.38/boe in the third quarter 2015 compared with $8.58/boe in the second quarter of 2015. Excluding adjustments related to prior periods, production expenses per boe for the nine months ended September 30, 2015 were $7.85/boe, below our current full year corporate guidance.
•	In the third quarter of 2015, Bellatrix drilled and/or participated in 12 gross (5.4 net) Spirit River liquids-rich gas wells. Eleven of the twelve operated Spirit River liquids-rich gas wells were drilled leveraging capital under our joint venture with Grafton Energy Co I Ltd. (the “Grafton JV”).
•	Bellatrix successfully negotiated the removal of two major financial covenants governing its syndicated credit facilities providing additional financial flexibility. At September 30, 2015, Bellatrix had $259.0 million of undrawn capacity on its credit facility, excluding outstanding letters of credit of $6.4 million that reduce the amount otherwise available to be drawn on the facility.
•	Bellatrix continued to add to its risk management and hedging program through the third quarter and subsequent to September 30, 2015. Bellatrix increased both its AECO basis hedging protection in 2017 and added Edmonton Sweet differential hedges in 2016, while also protecting 25% of the principal amount, or US$62.5 million, of its USD denominated Senior Notes with a value date of May 2020, at $1.3078 USD/CAD. Bellatrix's hedging program is part of its overall risk management strategy focused on providing reduced price risk volatility, and greater assurance of future revenue and cash flow which drive the capital and reinvestment decisions within our business.
•	Adjusted net profit (loss) for the three and nine months ended September 30, 2015 was a loss of $12.6 million and $44.7 million, respectively. The adjusted net loss of $44.7 million incurred in the first nine months of 2015, as compared to an adjusted net profit of $99.6 million realized in the same period in 2014, was primarily due to the continued weak commodity price environment throughout the first nine months of 2015. Realized prices in the first nine months of 2015 decreased by 43% in crude oil and condensate, 69% in NGLs, and 40% in natural gas from the first nine months of 2014.
•	Total revenue decreased by 40% to $82.1 million for the three months ended September 30, 2015, compared to $137.4 million realized in the third quarter of 2014. Total crude oil, condensate, and NGL revenues contributed 36% of total revenue realized in the third quarter of 2015, compared to 52% in the third quarter of 2014.
•	Funds flow from operations generated in the three months ended September 30, 2015 was $26.6 million ($0.14 per basic share), a decrease of 56% from $60.3 million ($0.32 per basic share) in the third quarter of 2014. Funds flow from operations generated in the nine months ended September 30, 2015 was $79.8 million ($0.42 per basic share), a decrease of 62% from $209.0 million ($1.16 per basic share) in the comparative 2014 period.
•	The corporate operating netback realized for the three months ended September 30, 2015 was $11.72/boe, down only 1% compared to the second quarter of 2015 despite an 8% drop in realized pricing in the third quarter compared with the second quarter of 2015. The Company maintained its netback due to lower royalties and operating costs. On a year over year basis, the third quarter 2015 operating netback before risk management decreased by 48% compared to the third quarter of 2014. After including commodity risk management contracts, the corporate operating netback for the third quarter of 2015 was $11.58/boe, a decrease of 43% compared to $20.47/boe in the third quarter of 2014.
•	The corporate royalty rate in the three months ended September 30, 2015 averaged 9% of sales (after transportation), compared with 19% in the third quarter of 2014. Lower average royalty rates year over year include the impact from lower commodity prices as well as increased GCA credits associated with infrastructure and facilities investments by Bellatrix.
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•	Net G&A expenses (after capitalized costs and recoveries) for the three and nine months ended September 30, 2015 were $5.0 million ($1.34/boe) and $19.0 million ($1.67/boe), compared to $6.1 million ($1.75/boe) and $16.1 million ($1.63/boe) in the comparative 2014 periods, respectively. Net G&A costs have improved to $1.34/boe in the third quarter of 2015 compared to $1.81/boe realized in the second quarter of 2015 as a result of the impact of cost reduction initiatives implemented by the Company which have more than offset reduced cost recoveries from partners compared with the prior quarter.
•	As at September 30, 2015, Bellatrix had approximately 346,931 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.
•	At September 30, 2015, Bellatrix performed an assessment of indicators of impairment on all of the Company’s Cash Generating Units (“CGU”) and determined that an impairment loss of $37.4 million before taxes was incurred in the period.
•	At September 30, 2015, Bellatrix had approximately $1.70 billion in tax pools available for deduction against future income.

OUTLOOK

Bellatrix currently has two drilling rigs operating in the field, and anticipates fourth quarter capital expenditures to be approximately $20 million. This level of capital spending continues to represent less than forecast cash flow from operations thereby providing further anticipated reductions in bank debt through year end while maintaining average production volumes in the fourth quarter similar to third quarter levels. The Company continues to add high quality production at industry leading capital efficiencies while leveraging JV capital.

The Company’s foresight to secure firm service processing capacity not only through processing facilities but also along the Canadian mainline gas transmission system, provides a distinct strategic advantage in the current market. Industry natural gas volume growth will remain constrained for several years until additional takeaway capacity is constructed and expanded. Bellatrix’s combination of a top quality asset base and core position in the highly profitable Spirit River play, and excess firm takeaway and processing capacity provide the capability to facilitate growth in corporate volumes over the near to long term.

The second quarter of 2015 represented the high watermark in terms of capital spending for the Company as we completed construction of the Alder Flats Plant, but now with the Alder Flats Plant fully contributing to our corporate results, the Company has realized a step change down in operating costs and royalties payable, which enhances the profitability of our business. Capital spending on infrastructure during the third quarter represented only 10% of gross exploration and development capital highlighting the reduced outlay required given the significant infrastructure footprint in place.

Bellatrix remains focused on debt reduction initiatives including a focus through year end which contemplates spending under our forecast cash flow while maintaining total company production volumes. Our liquidity position remains strong with $259 million of undrawn capacity (excluding letters of credit) on the $600 million credit facility at September 30, 2015. The Company maintains significant balance sheet flexibility to manage effectively through the commodity price cycle. Bellatrix continues to take a patient and pragmatic approach in managing the business through these turbulent times, ensuring alignment of corporate and shareholder interests, while preserving and enhancing the long term value of the Company for our shareholders.

(“Raymond G. Smith”)

Raymond G. Smith, P.Eng.

President and CEO

November 4, 2015

7

OPERATIONAL REVIEW

Sales Volumes

	Three months ended September 30,			Nine months ended September 30,
		2015	2014	2015	2014
Crude oil and condensate	(bbl/d)	4,300	5,566	5,046	6,403
NGLs (excluding condensate)	(bbl/d)	7,693	6,065	6,990	5,819
Total crude oil, condensate and NGLs	(bbl/d)	11,993	11,631	12,036	12,222
Natural gas	(mcf/d)	169,704	157,244	177,917	145,190
Total sales volumes (6:1 conversion)	(boe/d)	40,277	37,838	41,689	36,420

Sales volumes for the three months ended September 30, 2015 averaged 40,277 boe/d, an increase of 6% from an average of 37,838 boe/d realized in the third quarter of 2014. The weighting towards crude oil, condensate and NGLs for the three months ended September 30, 2015 was 30%, compared to 31% in the third quarter of 2014.

Sales volumes for the nine months ended September 30, 2015 averaged 41,689 boe/d, an increase of 14% from an average of 36,420 boe/d realized in the first nine months 2014. The weighting towards crude oil, condensate and NGLs for the nine months ended September 30, 2015 was 29%, compared to 34% in the same period in 2014.

During the first nine months of 2015, the industry experienced system wide curtailment of interruptible and firm service transportation on the Canadian mainline gas transmission system due to ongoing maintenance and pipeline integrity management work and there were also more specific curtailments at certain facilities utilized by Bellatrix. In spite of these system constraints, Bellatrix has been able to maintain production levels in line with guidance through proactive management of Bellatrix’s firm capacity on the Canadian mainline gas transmission system and utilization of Bellatrix’s infrastructure by providing flexibility to redirect volumes to unaffected plants and delivery points.

Drilling Activity – Three months

	Three months ended September 30, 2015			Three months ended September 30, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	-	-	-	13	7.1	100%
Spirit River liquids-rich natural gas	12	5.4	100%	13	6.3	100%
Cardium natural gas	-	-	-	9	4.1	100%
Total	12	5.4	100%	35	17.5	100%

Drilling Activity – Nine months

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	3	1.2	100%	60	34.4	100%
Spirit River liquids-rich natural gas	19	10.2	100%	27	12.4	100%
Cardium natural gas	-	-	-	11	5.2	100%
Total	22	11.4	100%	98	52.0	100%

In the three months ended September 30, 2015, Bellatrix posted a 100% success rate, drilling and/or participating in 12 gross (5.4 net) Spirit River liquids-rich gas wells. During the nine months ended September 30, 2015, Bellatrix drilled and/or participated in 22 gross (11.4 net) wells, consisting of 3 gross (1.2 net) Cardium light oil horizontal wells and 19 gross (10.2 net) Spirit River liquids-rich gas wells. One operated Cardium well drilled in the first nine months of 2015 was included under our Troika JV program and fourteen operated Spirit River liquids-rich gas wells were drilled under our Grafton JV. We anticipate directing the majority of our drilling and completion capital for the remainder of 2015 to our Spirit River opportunities and plan to continue to lever JV capital.

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Capital Expenditures

In the third quarter of 2015, capital spending on exploration and development activities of $19.6 million, included $2.1 million on facilities and equipment as the Company focused capital activities on drilling, completions and tie-ins of wells in the Spirit River play. During the third quarter Bellatrix sold a working interest in a gas gathering line in the Ferrier area to a third party midstream company. Bellatrix will continue to operate the gathering line and deliver gas to a third party facility.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Lease acquisitions and retention	1,514	7,077	3,581	13,815
Geological and geophysical	20	28	646	1,704
Drilling and completion costs	15,944	75,796	55,829	227,335
Facilities and equipment	2,100	55,644	86,959	179,740
Property transfers - cash	-	-	(8,639)	-
Capital – exploration and development (1)	19,578	138,545	138,376	422,594
Capital – corporate assets (2)	177	1,656	3,288	7,817
Property acquisitions	-	27,589	749	27,571
Total capital expenditures – cash	19,755	167,790	142,413	457,982
Property dispositions – cash	(8,496)	-	(10,307)	(8,374)
Total net capital expenditures – cash	11,259	167,790	132,106	449,608
Other – non-cash (3)	2,465	3,642	6,019	12,233
Total capital expenditures – net (4)	13,724	171,432	138,125	461,841

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other - non-cash includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4) Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

Undeveloped land

At September 30, 2015, Bellatrix had approximately 346,931 undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

FINANCIAL REVIEW

Cash Flow from Operating Activities, Funds Flow from Operations, Net Operating Income (Loss) and Net Profit (Loss)

	Three months ended September 30,		Nine months ended September 30,
($000s, except per share amounts)	2015	2014	2015	2014
Funds flow from operations	26,598	60,341	79,833	208,996
Basic ($/share)	0.14	0.32	0.42	1.16
Diluted ($/share)	0.14	0.31	0.42	1.14
Cash flow from operating activities	22,015	60,006	61,042	204,369
Basic ($/share)	0.11	0.31	0.32	1.13
Diluted ($/share)	0.11	0.31	0.32	1.12
Adjusted net profit (loss) (1)	(12,569)	29,622	(44,657)	99,551
Basic ($/share)	(0.07)	0.15	(0.23)	0.55
Diluted ($/share)	(0.07)	0.15	(0.23)	0.54
Net profit (loss)	(50,460)	44,874	(87,577)	108,293
Basic ($/share)	(0.26)	0.23	(0.46)	0.60
Diluted ($/share)	(0.26)	0.23	(0.46)	0.59

(1)	The terms “funds flow from operations” and “adjusted net profit (loss)” do not have a standardized meaning under GAAP. Refer to “Non-GAAP and other measures” disclosed at the end of this Press Release.

Bellatrix generated funds flow from operations of $26.6 million ($0.14 per basic and diluted share) in the third quarter of 2015, a decrease of 56% from $60.3 million ($0.32 per basic share and $0.31 per diluted share) generated in the comparative period in 2014. Bellatrix’s cash flow from operating activities for the three months ended September 30, 2015

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decreased by 63% to $22.0 million ($0.11 per basic and diluted share) from $60.0 million ($0.31 per basic and diluted share) generated in the third quarter of 2014. For the three months ended September 30, 2015, Bellatrix recognized an adjusted net loss of $12.6 million ($0.07 per basic and diluted share), compared to an adjusted net profit of $29.6 million ($0.15 per basic and diluted share) in the third quarter of 2014. The overall weak global commodity price environment has continued through the third quarter 2015 significantly impacting funds flow from operations and adjusted net profit of the Company.

Adjusted Net Profit (Loss)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Net profit (loss)	(50,460)	44,874	(87,577)	108,293
Add (deduct) non-operating items:
Unrealized (gain) loss on commodity contracts	(7,031)	(20,336)	(6,420)	(11,656)
Unrealized (gain) loss on foreign exchange	21,524	-	27,803	-
Impairment	37,412	-	37,412	-
Tax impact on non-operating items	(14,014)	5,084	(15,875)	2,914
Adjusted net profit (loss)	(12,569)	29,622	(44,657)	99,551

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

Operating Netback – Corporate (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/boe)	2015	2014	2015	2014
Sales (1)	22.15	39.47	22.95	45.59
Production	(7.38)	(8.85)	(8.18)	(8.27)
Transportation	(1.34)	(1.25)	(1.27)	(1.22)
Royalties	(1.71)	(7.00)	(2.66)	(7.92)
Operating netback	11.72	22.37	10.84	28.18

(1) Sales includes other income.

Bellatrix’s corporate operating netback before commodity price risk management contracts for crude oil and natural gas during the three months ended September 30, 2015 averaged $11.72/boe, a decrease of 48% from $22.37/boe realized during the third quarter of 2014. After including commodity risk management contracts, the corporate operating netback for the three months ended September 30, 2015 was $11.58/boe, compared to $20.47/boe in the third quarter of 2014. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Total revenue decreased by 40% to $82.1 million for the three months ended September 30, 2015, compared to $137.4 million realized in the third quarter of 2014. Total crude oil, condensate, and NGL revenues comprised 36% of total third quarter 2015 revenue before other income, royalties, and commodity price risk management contracts, compared to 52% in the three months ended September 30, 2014.

Production expenses totaled $27.4 million ($7.38/boe) for the three months ended September 30, 2015, compared to $30.8 million ($8.85/boe) in the third quarter of 2014. Production expenses totaled $93.2 million ($8.18/boe) for the nine months ended September 30, 2015, compared to $82.2 million ($8.27/boe) in the first nine months of 2014. A further reduction is realized between the nine months ended September 30, 2015 and September 30, 2014 as adjustments related to prior periods of $0.33/boe primarily attributable to third party realized facility equalizations were recognized. Excluding these adjustments, production expenses per boe for the nine months ended September 30, 2015 were $7.85/boe. The decrease in production expenses between the three and nine month periods of 2014 and 2015 was primarily attributable to cost reductions realized from the operation of the Alder Flats Plant and continued field optimization work. Production expenses are in line to achieve our $8.25/boe guidance in 2015.

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For the three months ended September 30, 2015, royalties incurred totaled $6.3 million, compared to $24.4 million incurred in the third quarter of 2014. Overall royalties as a percentage of revenue (after transportation costs) in the third quarter of 2015 were 9% compared with 19% in the comparative period in 2014. For the nine months ended September 30, 2015, royalties incurred totaled $30.2 million, compared to $78.8 million incurred in same period in 2014. Overall royalties as a percentage of revenue (after transportation costs) in the nine months ended September 30, 2015, were 13% compared with 18% in the same period of 2014. Lower average corporate royalty rates period over period include the impact from lower commodity prices as well as increased GCA credits associated with significant infrastructure and facilities investments by Bellatrix.

Commodity Prices

Average Commodity Prices

	Three months ended September 30,			Nine months ended September 30,
	2015	2014	% Change	2015	2014	% Change

Exchange rate (CDN$/US$1.00)	1.3086	1.0887	20	1.2582	1.0943	15

Crude oil:
WTI (US$/bbl)	46.50	97.25	(52)	51.01	99.62	(49)
Canadian Light crude blend ($/bbl)	55.10	97.71	(44)	59.09	100.53	(41)
Bellatrix’s average prices ($/bbl)
Crude oil and condensate	51.59	90.39	(43)	55.94	97.70	(43)
NGLs (excluding condensate)	11.03	43.20	(74)	14.59	47.43	(69)
Total crude oil and NGLs	25.57	65.78	(61)	31.92	73.77	(57)
Crude oil and condensate (including risk management (1))	54.00	81.36	(34)	57.14	86.76	(34)

Natural gas:
NYMEX (US$/mmbtu)	2.73	3.95	(31)	2.76	4.41	(37)
AECO daily index (CDN$/mcf)	2.90	4.02	(28)	2.77	4.81	(42)
AECO monthly index (CDN$/mcf)	2.80	4.22	(34)	2.80	4.55	(38)
Bellatrix’s average price ($/mcf)	3.24	4.44	(27)	3.04	5.08	(40)
Bellatrix’s average price (including risk management (1)) ($/mcf)	3.04	4.30	(29)	3.00	4.51	(33)
(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The overall weak global commodity price environment has continued through the first nine months of 2015 as oil production from OPEC and non-OPEC countries continued to climb, reaching approximately 96 million barrels per day in September 2015 and combined with weaker expectations of global demand growth. The relative weakness in the Canadian dollar compared to the US dollar and a slight narrowing of the WTI/Edmonton Par differential should serve to slightly offset the impact of lower crude oil prices. Shale production in the US and Canada has pushed US oil inventories to record levels despite increased refinery utilizations. Likewise, production of natural gas in North America has reached record levels and has more than offset relatively strong power demand in the US and an increase in Mexican exports of natural gas resulting in storage levels in Canada and the US to be at near capacity at the end of the injection season.

For crude oil and condensate, Bellatrix realized an average price of $51.59/bbl before commodity price risk management contracts during the three months ended September 30, 2015, a decrease of 43% from the average price of $90.39/bbl received in the third quarter of 2014. In comparison, the Canadian Light price decreased by 44% and the average WTI crude oil benchmark price decreased by 52% between the third quarters of 2014 and 2015.

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Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 74% to $11.03/bbl during the third quarter of 2015, compared to $43.20/bbl received in the three months ended September 30, 2014. NGL pricing in Western Canada continues to remain challenged as butane was down 17% and propane remained weak quarter over quarter. Butane pricing has been impacted by higher product supply from key US natural gas plays impacting the overall supply/demand balance. Propane pricing has also been impacted by supply/demand balance and logistic issues in Western Canada to major demand markets. Propane inventories remain at record levels across North America. Canadian inventories are building mainly due to the 2014 reversal of the Cochin NGL line that was a primary outlet for propane from Western Canada to eastern markets. Over the past several months, realized propane prices have slightly increased as the expected seasonal demand has risen in major demand markets. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 69% to $14.59/bbl during the nine months ended September 30, 2015, compared to $47.43/bbl received in the first nine months of 2014.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the three months ended September 30, 2015, the AECO daily reference price decreased by 28% and the AECO monthly reference price decreased by 34% compared to the third quarter of 2014. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the three months ended September 30, 2015 decreased by 27% to $3.24/mcf compared to $4.44/mcf in the third quarter of 2014.

As at September 30, 2015, Bellatrix was party to a series of commodity price risk management contracts for 2015 summarized below:

Q4 2015
Natural gas volumes (MMcf/d)	85.9
Average price ($/mcf) (1)	$2.94

Oil volumes (bbl/d)	3,000
Average fixed price ($/bbl) (2)	$70.34

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.8Mj/m3.

(2) Oil hedges are Canadian dollar WTI equivalent.

Bellatrix entered into the following contracts for the 2016 and 2017 calendar years as summarized below:

Product	Financial Contract	Period	Volume	Average Price(1)
Natural gas	Fixed price swap	January 1, 2016 to December 31, 2017	44 MMcf/d	$3.38/mcf
Natural gas	AECO basis swap	January 1, 2016 to December 31, 2016	45 MMcf/d	US$0.75/mcf
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	45 MMcf/d	US$0.75/mcf
Crude oil	Edmonton sweet differential	January 1, 2016 to September 30, 2016	2,000 bbl/d	US$4.05/bbl
Crude oil	Edmonton sweet differential	October 1, 2016 to December 31, 2016	1,500 bbl/d	US$4.05/bbl

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.0Mj/m3 in 2016 & 2017.

Additionally, Bellatrix entered into USD foreign exchange forward contracts for US$62.5 million with a value date of May 2020, at $1.3078 USD/CAD.

Long Term Debt

Senior Notes

Bellatrix successfully completed a private offering of US$250 million of 8.50% senior unsecured notes due 2020 (the “Senior Notes”) during the second quarter 2015. The Company used the net proceeds from the offering to partially repay borrowings outstanding under its credit facility. Interest on the Senior Notes is payable semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices.

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Bank Debt

Bellatrix maintains extendible revolving reserves-based credit facilities with a syndicate of lenders that mature May 2017. The semi-annual review of the borrowing base under the Company's revolving credit facilities was approved at $600 million in June 2015. The available credit facilities and related borrowing base are subject to semi-annual reviews in May and November of each year. The credit facilities do not require any mandatory principal payments prior to maturity and can be further extended beyond May 2017 with the consent of the lenders. As of September 30, 2015, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $525 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

The Company’s liquidity position remains strong with $259 million of undrawn capacity (excluding letters of credit) on the Company’s $600 million bank credit facility at September 30, 2015. Bellatrix reduced its outstanding bank debt and working capital deficiency by approximately $15 million at September 30, 2015 relative to June 30, 2015.

Effective August 4, 2015, the Company’s banking syndicate agreed to amend the agreement governing the credit facilities to remove the Total Debt to EBITDA and EBITDA to interest expense financial covenants. At the same time, Bellatrix and the banking syndicate agreed to modify the Senior Debt to EBITDA financial covenant so that it must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017.

Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA covenant will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). All other aspects of the facilities including the borrowing base and the next redetermination on November 30, 2015 remain unchanged.

Notes:

(1) “Total Debt” is defined as the sum of the bank loan, the principal amount of long-term debt and certain other liabilities defined in the agreement governing the credit facilities.

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities, which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, acquisition and disposition activity and is calculated based on a trailing twelve month basis.

(3) “Senior Debt” is defined as Total Debt, excluding any unsecured or subordinated debt. The US$250 million notes are classified as unsecured debt.

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix’s third quarter results will be held on November 5, 2015 at 10:00 am MT / 12:00 pm ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until November 12, 2015 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 63012692 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

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NON-GAAP and other measures

This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the additional GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

“Total net debt” and “adjusted working capital deficiency (excess)” are considered to be additional GAAP measures. Therefore reference to the additional GAAP measures of total net debt or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in the MD&A.

“Total revenue” is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management.

“Operating netbacks”, “adjusted net profit (loss)”, and “total capital expenditures – net” are considered to be non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by removing unrealized gains and losses on commodity contracts, net of associated tax impacts, unrealized gains and losses on foreign exchange, and non-cash one time charges, net of associated tax impacts, from net profit (loss). Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix’s liquidity and its ability to generate funds to finance its operations.

FORWARD LOOKING STATEMENTS

Certain information contained herein may contain forward looking statements including management’s assessment of future plans, operations and strategy, including the Company’s liquidity position and available undrawn capacity on the Company’s $600 million bank credit facility, the capital efficiencies in the Company’s Spirit River play and the impact of the use of promoted JV capital, the Company’s ability to mitigate adverse impacts from third party plant and pipeline restrictions, the Company’s estimate of future Spirit River formation drilling locations, the intent of the Company to focus capital activity for the remainder of 2015 on the Spirit River play, the impacts of the Alder Flats Plant on the Company’s operating costs, competitiveness and long term profitability, the Company’s future average expected corporate royalty rates, the expectation that general and administrative costs will decline year over year, the Company’s ability to grow 2015 full year average volumes by approximately 9% relative to 2014, the Company’s ability to manage infrastructure constrains by redirecting volumes to unaffected plants and delivery points along the Canadian mainline gas transmission system and thereby mitigating the impacts of system constraints, the Company’s ability to respond to a commodity price recovery and to grow volumes under existing and future firm service arrangements, the Company’s forecast for operating costs to average in the mid $7.50/boe range through 2016, the Company’s ability to use commodity price hedging to provide greater assurance of future revenue and cash flow, estimated fourth quarter capital expenditures of approximately $20 million, the Company’s ability to reduce bank debt through year end while maintaining average production volumes in the fourth quarter similar to third quarter levels, that industry natural gas volume growth will remain constrained for several years until additional takeaway capacity is constructed and expanded, the Company’s ability to grow corporate volumes over the near to long term, the impact of the Alder Flats Plant on operating costs, the Company’s focus on debt reduction initiatives, including spending under forecast cash flow while maintaining total Company production volumes, and the Company’s ability to maintain balance sheet flexibility and manage effectively through the commodity price cycle, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on November 4, 2015 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes.

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Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

UNBOOKED DRILLING LOCATIONS

Unbooked locations as disclosed herein have been identified by management as an estimation of the Company's multi-year drilling activities using information including applicable geologic, seismic, engineering, production, pricing assumptions and reserves information. There is no certainty that Bellatrix will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Bellatrix actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While the majority of Bellatrix's unbooked locations are extensions or infills of the drilling patterns already recognized by the Company's independent qualified reserves evaluator, other unbooked drilling locations are farther away from existing wells where management may have less information about the characteristics of the reservoir and therefore there may be more uncertainty whether wells will be drilled in such locations and if drilled there may be more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

RESERVES INFORMATION

Unless indicated otherwise, reserve estimates and related future net revenue and other reserves information is derived from Bellatrix’s independent reserve report prepared by Sproule Associates Limited as at December 31, 2014 using forecast prices and costs (the “Sproule Report”).

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TYPE CURVE AND CAPITAL EFFICIENCY

In this press release information relating to the type curve and capital efficiency for Bellatrix's Spirit River wells have been presented. The type curve set forth herein is generated from March 2011 – June 2014, Bellatrix operated, Notikewin and Falher B wells and represents the mean (P50) performance curve. Full cycle economics are based on Bellatrix's current expectations of facilities, land, seismic and related costs per well.  Capital efficiency is a measure of expected capital expenditures per well divided by average first year production results (IP365) based on the type curve presented. The type curve and capital efficiency numbers have been presented to provide readers with information on the assumptions used for management's budgeting process and future planning. The full cycle economics may not be achieved on future wells as a result of a number of factors including the risks identified above under "Forward-Looking Statements". In addition, there is no certainty that future wells will generate results to match historic type curves presented herein.